

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

July 7, 2008

<u>Via U.S. Mail and Facsimile</u>

Alexander Becker
Chief Executive Officer and Director
c/o Steven A. Sanders, Esq.
501 Madison Avenue
New York, New York 10022

      Re: **Manas Petroleum Corporation**
             Registration Statement on Form SB-2 as amended on Form S-1
             Filed June 18, 2008
             File No. 333-147567

Dear Mr. Becker:

      We have reviewed your amended filing and your response letter dated June 18, 2008 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment six, which requested disclosure regarding how and when the selling stockholders obtained the additional shares being registered in the offering. You state that the options overlying the common stock were issued in transactions deemed exempt from registration under the Securities Act under Regulation S and/or Section 4(2) of the Securities Act of 1933. In that regard, you cannot register with this Form S-1 the resale of securities which were initially sold pursuant to Section 4(2) after the date that the registration statement was first filed with the Commission. Please remove from the registration statement all such securities.

2. Your filing appears to have a number of clerical errors and inconsistencies. For example, your financial statements indicate that you had a net loss in 2007 of $12,825,496, while your "Summary Financial Data" states $12,824,670. Your financial statements state that the net loss for the three months ended March 31, 2008, was $6,163,605, while the "Risks Related to our Company" section states $6,162,668. We also note that the table of contents for your financial statements refers to the three month period ended September 30, 2008, rather than March 31, 2008. Please address these issues, and we suggest that you review your filing for any other material errors and/or inconsistencies.

Directors, Executive Officers, Promoters, and Control Persons, page 11

3. Please remove any gaps or ambiguities with regard to time in your description of your officers' and directors' experience. For example, we note the following gaps or ambiguities in your description of these individuals' experience:
   - Mr. Sen Gupta from October 2004 through July 2005
   - Mr. Becker from 2006 through April 2007
   - Mr. Vogel from July 2005 through April 2007
   - Mr. Maedel from December 2006 through the present
   - Mr. Bandurak from April 2004 through April 2007

Executive Compensation, page 30

4. Please include a Summary Compensation Table that complies with Item 402(c). We note that the table you provide does not include a total compensation column.

5. Please include appropriate footnotes and narrative disclosure to the Summary Compensation Table. We note, for example, that while you provide option awards, you do not provide the information required by the Instruction to Items 402(c)(2)(v) and (vi). As another example, you do not provide the narrative disclosure required by the Instructions to Item 402(c)(2)(ix) regarding the All Other Compensation Column.

6. If you pay any compensation to your non-employee directors, please provide the information required by Item 402(k).

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sandra Eisen at (202) 551-3864 or Brad Skinner at (202) 551-3489 if you have questions regarding the accounting comments. Please contact Sean Donahue at (202) 551-3579 or, in his absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Steven A. Sanders (212-826-9307)
        Sean Donahue